Exhibit (a)(1)(v)

Acceptance For Purchase of All Notes tendered pursuant to Applicable Tender Offers and Consent Solicitations and Execution of Supplemental Indenture With Respect to Floating Rate Contingent Convertible Senior Notes due 2024 (CUSIP No. 127687AA9; CUSIP No. 127687AB7; ISIN No. US127687AA90; ISIN No. US127687AB73)

FOR RELEASE MONDAY, January 28, 2008

LAS VEGAS, NEVADA—Harrah’s Entertainment, Inc. (NYSE: HET) (“Harrah’s Entertainment”), announced today it has exercised its right to accept for payment all of its outstanding (i) Senior Floating Rate Notes due 2008 (CUSIP No. 413627AR1; ISIN No. US413627AR15) (the “Floating Rate Notes”), (ii) 8.875% Senior Subordinated Notes due 2008 (CUSIP No. 700690AJ9; ISIN No. US700690AJ90) (the “8.875% Notes”), (iii) 7.5% Senior Notes due 2009 (CUSIP No. 413627AE0; ISIN No. US413627AE02) (the “7.5% Notes (1998)”), (iv) 7.5% Senior Notes Due 2009 (CUSIP No. 700690AN0; ISIN No. US700690AN03) (the “7.5% Notes (2001)”), (v) 7% Senior Notes due 2013 (CUSIP No. 700690AS9; ISIN No. US700690AS99) (the “7% Notes”), and (vi) Floating Rate Contingent Convertible Senior Notes due 2024 (CUSIP No. 127687AA9; CUSIP No. 127687AB7; ISIN No. US127687AA90; ISIN No. US127687AB73) (the “Convertible Notes” and, collectively with the Floating Rate Notes, the 8.875% Notes, the 7.5% Notes (1998), the 7.5% Notes (2001) and the 7% Notes, the “Notes”) tendered by 8:00 a.m. New York City time, on January 28, 2008.

Pursuant to the terms of the Offer to Purchase and Consent Solicitation Statement dated December 21, 2007 and the related Consent and Letter of Transmittal with respect to the Floating Rate Notes, the 8.875% Notes, the 7.5% Notes (1998), the 7.5% notes (2001) and the 7% Notes (the “Non-Convertible Notes Offer Documents”), issued by Harrah’s Operating Company, Inc. (“Harrah’s Operating”), a subsidiary of Harrah’s Entertainment, Harrah’s Operating has accepted for purchase and paid for (i) $81,150,000 of the outstanding $250,000,000 principal amount of its Floating Rate Notes; (ii) $394,254,000 of the outstanding $400,000,000 principal amount of its 8.875% Notes; (iii) $131,225,000 of the outstanding $136,294,000 principal amount of its 7.5% Notes (1998); (iv) $424,166,000 of the outstanding $425,000,000 principal amount of its 7.5% Notes (2001) and (v) $299,396,000 of the outstanding $300,000,000 principal amount of its 7% Notes. Pursuant to the terms of the Offer to Purchase and Consent Solicitation Statement dated December 21, 2007 and the related Consent and Letter of Transmittal with respect to the Convertible Notes (the “Convertible Notes Offer Documents” and, together with Non-Convertible Notes Offer Documents, the “Offer Documents”), issued by Harrah’s Operating and Harrah’s Entertainment, Harrah’s Operating has accepted for purchase and paid for $374,592,500 of the outstanding $374,743,000 principal amount of its Convertible Notes.

In connection with the tender offers for the Notes, as previously announced, Harrah’s Entertainment and Harrah’s Operating received the required consents with respect to the 8.875% Notes, the 7.5% Notes (1998), the 7.5% Notes (2001) and the 7% Notes to eliminate substantially all of the restrictive covenants and certain events of default included in the indentures under which the above series of notes were issued. In addition, Harrah’s Entertainment and Harrah’s Operating also announced that all conditions, including obtaining the financing to pay for the Notes, have been satisfied or waived. Accordingly, the supplemental indentures relating to the 8.875% Notes, the 7.5% Notes (1998), the 7.5% Notes (2001) and the 7% Notes executed by Harrah’s Entertainment, Harrah’s Operating and the trustee under the respective indentures became operative upon the acceptance by Harrah’s Entertainment and Harrah’s Operating for purchase with respect to the 8.875% Notes, the 7.5% Notes (1998), the 7.5% Notes (2001) and the 7% Notes tendered to date. Further, the Company has notified the trustee under the indenture governing the Company’s Floating Rate Notes that the Company intends to discharge the Floating Rate Notes in accordance with the terms of that indenture and has deposited the requisite funds with the trustee. In addition, as a result of the receipt of the requisite consent to adopt the proposed amendments to the indenture pursuant to which the Convertible Notes were issued, the Third Supplemental Indenture among Harrah’s Entertainment, Harrah’s Operating and U.S. Bank National Association, as trustee for the holders of the Convertible Notes, has been executed. The proposed amendments, which will (i) eliminate substantially all of the restrictive covenants; (ii) eliminate or modify certain events of default and related provisions and (iii) supplement the section with respect to effect of reclassification, consolidation, merger, share exchange or sale on conversion privilege contained in the indenture under which the Convertible Notes were issued have also become operative upon the acceptance by Harrah’s Entertainment and Harrah’s Operating for purchase with respect to the Convertible Notes tendered to date.

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Harrah’s Operating and Harrah’s Entertainment have retained Citi to act as lead dealer manager in connection with the tender offers and consent solicitations. Questions about the tender offers and consent solicitations may be directed to Citi at (800) 558-3745 (toll free) or (212) 723-6106 (collect). Copies of the Offer Documents and other related documents may be obtained from Global Bondholder Services Corporation, the information agent for the tender offers and consent solicitations, at (866) 924-2200 (toll free) or (212) 430-3774 (for banks and brokers only).

The tender offers and consent solicitations are being made solely pursuant to the applicable Offer to Purchase and Consent Solicitation Statement and the related Letter of Transmittal and Consent, which set forth the complete terms of the tender offers and consent solicitations. Holders of the Convertible Notes should also read the Schedule TO that Harrah’s Entertainment and Harrah’s Operating filed on December 21, 2007, and the amendments thereto filed on January 23, 2008 and today, respectively, with the U.S. Securities and Exchange Commission. Under no circumstances shall this press release constitute an offer to purchase or the solicitation of an offer to sell the Notes or any other securities of Harrah’s Operating or Harrah’s Entertainment. It also is not a solicitation of consents to the proposed amendments to the indentures. No recommendation is made as to whether holders of the securities should tender their securities or give their consent.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

About Harrah’s Entertainment

Harrah’s Entertainment is the world’s largest provider of branded casino entertainment. Since its beginning in Reno, Nevada nearly 70 years ago, Harrah’s Entertainment has grown through development of new properties, expansions and acquisitions, and now owns or manages casinos on four continents. Its properties operate primarily under the Harrah’s®, Caesars® and Horseshoe® brand names; it also owns the London Clubs International family of casinos. Harrah’s Entertainment is focused on building loyalty and value with its customers through an unique combination of great service, excellent products, unsurpassed distribution, operational excellence and technology leadership.

More information about Harrah’s Entertainment is available at its Web site —http://www.harrahs.com.

This release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as “may,” “will,” “project,” “might,” “expect,” “believe,” “anticipate,” “intend,” “could,” “would,” “estimate,” “continue” or “pursue,” or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, future actions, new projects, strategies, future performance, the outcomes of contingencies and future financial results of Harrah’s Entertainment and Harrah’s Operating. These forward-looking statements are based on current expectations and projections about future events.

Investors are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance of Harrah’s Entertainment and Harrah’s Operating may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors, as well as other factors described from time to time in our reports filed by Harrah’s Entertainment with the SEC (including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein): the outcome of any legal proceedings that have been, or will be, instituted against the Company related to the merger agreement with TPG and Apollo; the impact of the substantial indebtedness to be incurred to finance the consummation of the merger; the effects of local and national economic, credit and capital market conditions on the economy in general, and on the gaming and hotel industries in particular; construction factors, including delays, increased costs for labor and materials, availability of labor and materials, zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters and building permit issues; the effects of environmental and structural building conditions relating to our properties; access to available and reasonable financing on a timely basis; the ability to timely and cost-effectively integrate acquisitions into our operations; changes in laws, including increased tax rates, regulations or accounting standards, third-party relations and approvals, and decisions of courts, regulators and governmental bodies; litigation outcomes and judicial actions, including gaming legislative action, referenda and taxation; the ability of our customer-tracking, customer loyalty and yield-management programs to continue to increase customer loyalty and same store sales or hotel sales; our ability to recoup costs of capital investments through higher revenues; acts of war or terrorist incidents or natural disasters; abnormal gaming holds; and the effects of competition, including locations of competitors and operating and market competition.

Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. Harrah’s Entertainment and Harrah’s Operating disclaim any obligation to update the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.

Media Contact:	Jacqueline Peterson
Harrah’s Entertainment, Inc.,
+1-702-494-4829

Investor Contact:	Jonathan Halkyard
Harrah’s Entertainment, Inc.,
+1-702-407-6346

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